Exhibit 12

Statement of Computation of Ratio of Earnings to Fixed Charges

	Six Months Ended June 30, 2014
	2014	2013
	(000’s)	(000’s)
Earnings:
Income (loss) from continuing operations attributable to MDC Partners Inc.	$7,882	$(29,839)
Additions:
Income expense (benefit)	3,044	(12,523)
Noncontrolling interest in income of consolidated subsidiaries	3,111	2,496
Fixed charges, as shown below	33,475	84,771
Distributions received from equity-method investees	8	3,096
	39,638	77,840
Subtractions:
Equity in income of investees	142	123

Earnings as adjusted	$47,378	$47,878
Fixed charges:
Interest on indebtedness, expensed or capitalized	25,491	72,088
Amortization of debt discount and expense and premium on indebtedness, expensed or capitalized	1,145	6,303
Interest within rent expense	6,839	6,380
Total fixed charges	$33,475	$84,771
Ratio of earnings to fixed charges	1.42	N/A
Fixed charge deficiency	N/A	$36,893